BROWNRUDNICK
8
Clifford
Street
London
WIS 2LQ
tel 20.7851.6000
fax 20.7851.6100

Mark A. Dorff
+44 (0)20 7851 6005
Mdorff@brownrudnick.com

RECEIVED
2006 MAY -9 A 10: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 4, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

06013220

SUPPL

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b):

1. Press release dated April 14, 2006 regarding approval of Stock Split (**Exhibit A**); and
2. Press release dated May 4, 2006 regarding First Quarter 2006 Results (**Exhibit B**); and
3. Subsequent Declaration of Interest on behalf of Deutsche Bank AG dated April 27, 2006 (**Exhibit C**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to my attention in the enclosed self-addressed envelope. If you have any questions regarding this matter, please do not hesitate to contact me at the number above.

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: [signature]
Mark A. Dorff, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Jenny E. Mercado, Esq. (via email)

5/9

Exhibit A

OPTION
WIRELESS TECHNOLOGY

SPLITSING VAN DE AANDELEN

Leuven, België, 19 april 2006 - De Buitengewone Algemene Vergadering van aandeelhouders van Option NV (Euronext: OPTI; OPNVY) die plaatsvond op woensdag 19 april 2006, heeft alle voorstellen tot wijzigingen van de statuten goedgekeurd, waaronder de splitsing in 4 van de aandelen van de vennootschap.

Het kapitaal van de vennootschap is aldus vertegenwoordigd door 41.249.296 aandelen. De gesplitste aandelen zullen vanaf maandag 24 april 2006 genoteerd worden op de gereglementeerde markt 'Eurolist by Euronext Brussels' onder de code BE0003836534.

Gezien de aandelen Option enkel in gedematerialiseerde vorm bestaan op effectenrekening, zullen alle aandeelhouders automatisch worden erkend van de hen toekomende gesplitste aandelen.

De financiële dienst van de aandelen Option wordt verzorgd door Fortis Bank.

Deze omwisseling zal kosteloos worden uitgevoerd voor de aandeelhouders die hun aandelen aanhouden onder effectenrekening bij Fortis Bank. De aandeelhouders die hun aandelen aanhouden onder effectenrekening bij een andere financiële tussenpersoon worden verzocht zich te informeren naar de eventuele kosten die deze tussenpersoon zou kunnen aanrekenen.

DIVISION DES ACTIONS

L'Assemblée Générale Extraordinaire des actionnaires d'Option SA (Euronext : OPTI; OPNYV) qui s'est tenue le mercredi 19 avril 2006, a décidé d'accepter tous les changements aux statuts, suggérés par le Conseil d'Administration entre autres la division des actions par 4.

Ainsi, le capital de la société est représenté par 41.249.296 actions.Les actions divisées seront cotées sur le marché réglementé 'Eurolist by Euronext Brussels' à partir du lundi 24 avril 2006 sous le code BE0003836534.

Etant donné que les actions Option n'existent que sous la forme dématerialisée en compte-titres, les actionnaires seront automatiquement reconnus des actions divisées leur revenant.

Le service financier des actions Option est assuré par Fortis Banque.

L'échange sera effectué sans frais pour les actionnaires dont les actions se trouvent en compte-titres auprès de Fortis Banque. Les actionnaires détenant leurs actions en compte-titres auprès d'un autre intermédiaire financier sont invités à s'informer quant aux frais éventuels réclamés par ce dernier.

OPTION
WIRELESS TECHNOLOGY

STOCK SPLIT

The Extraordinary General Shareholders Meeting of Option NV (Euronext: OPTI; OPNVY) which took place on Wednesday April 19, 2006 has approved all amendments to its by-laws suggested by the Board of Directors and so, amongst others, a four-for-one split of the Company's common stock.

The capital of the company is represented by 41.249.296 shares. The shares after the split will be listed on the exchange 'Eurolist by Euronext Brussels' under the code BE0003836534 as of Monday April 24, 2006.

Due to the fact that the Option shares only exist in dematerialised form on a security account, all shareholders will automatically receive four new shares after the split for every outstanding share.

The financial services of the Option shares are handled by Fortis Bank.

This transaction will be free of charge for shareholders holding their shares on a security account from Fortis Bank. The shareholders holding their shares on security accounts from other financial services should check with their respective financial services for eventual costs that may be charged.

FOR MORE INFORMATION, PLEASE CONTACT:

Frederic Convent, CFO
Tel: +32 (0) 16 317 411, E-mail: investor@option.com

Exhibit B

OPTION REPORTS FIRST QUARTER 2006 RESULTS

Leuven, Belgium – May 4th, 2006 - Option N.V. (EURONEXT Brussels: OPTI; OPNVY), the wireless technology company, announced today its results for the first quarter ended March 31st, 2006. The *financial information reported in this release is presented in Euro and are prepared in accordance with* International Financial Reporting Standards (IFRSs).

Highlights of the first quarter included:

- Revenues for the first quarter of fiscal year 2006 increased by 94.5% to EUR 58.3 million compared with the EUR 30.0 million in the first quarter of 2005.
- Gross margin in Q1 2006 was 38.5% of revenues, compared with gross margin of 49.9% of Q1 2005, reflecting the move towards a volume player.
- EBIT increased to EUR 8.1 million or 14.0% on revenues during the first quarter of fiscal year 2006 compared with EUR 5.5 million or 18.4% of revenues, in the corresponding period in 2005, representing a growth of 47.6%.
- Net Earnings for the first quarter of fiscal year 2006 were EUR 7.6 million, or EUR 0.74 per basic share and EUR 0.74 per diluted share. This compares with a net profit of EUR 3.7 million, or EUR 0.37 per basic share and EUR 0.36 per diluted share in Q1 2005, representing an increase of 104.2%.
- Inventories grew by EUR 3.4 million during the first quarter, mainly due to the building of components stocks in order to secure sales in future quarters and finished goods ready for delivery for the first week of the second quarter. The level of finished goods at quarter-end remained low, representing just 15.5% of total inventory value.

Consolidated Performance:

For the 3 month period ended 31 March Million EUR (except per share figures)	2006	2005
Revenues	58.3	30.0
Gross profit	22.4	14.9
Operating expenses	(14.3)	(9.4)
EBIT	8.1	5.5
Net profit	7.6	3.7
Weighted average number of ordinary shares before the stock split of April 24th 2006	10 312 324	10 105 354
Earnings per share before the stock split (EUR)	0.74	0.37
Weighted average number of ordinary shares after the stock split (4:1) of April 24th 2006	41 249 296	40 421 416
Revised earnings per share after the stock split (EUR)	0.18	0.09

Non financial highlights of the first quarter included:

Embedded Wireless Modules 1.8 Mbps

- Supply agreement with Acer Inc, Europe's leading notebook vendor for the GTM351E Embedded Wireless Module. Shipments of the GTM351E are supporting the commercial roll-out of a new range of wireless-enabled notebooks, the TravelMate 4260 and Aspire 5650 series.

HSDPA data cards

- Successful completion of the world's first 3.6 Mbps data call with Cingular Wireless. The live call was made using a laptop computer equipped with an Option HSDPA data card over Cingular's HSDPA network in Las Vegas in early January. Option's leadership in 3.6 Mbps HSDPA was further highlighted with live demonstrations to the mobile community at CTIA Wireless in April.
- Announcement and immediate shipping of the GlobeTrotter HSDPA 1.8 Mbps data card. Mobilkom Austria became one of the first operators to offer Option's new HSDPA data card when it started retailing the Vodafone Mobile Connect Card Broadband. Vodafone Germany also announced the selection of Option's GlobeTrotter HSDPA data card.
- Selection of the GlobeTrotter GT MAX by Cingular Wireless as its global 3G data card solution for use with its pioneering GlobalConnect rate plan targeted at international business travelers.
- Selection of the GlobeTrotter GT MAX and GlobeTrotter FUSION+ HSDPA by T-Mobile.
- Selection of Option's GlobeTrotter 3G/EDGE 'HSDPA-Ready' data card by TIM Italy.
- Selection of the GlobeTrotter 3G/EDGE 'HSDPA Ready' by Mobistar, part of the Orange Group, as the Belgian operator's first product combining 3G and EDGE technologies.

3GSM World Congress

- Four new and innovative products were announced at the 3GSM World Congress in Barcelona:
    - The GlobeTrotter GT MAX: the world's first tri-band HSDPA / 3G UMTS Wireless Data Card compatible with all commercial HSDPA / 3G UMTS networks deployed today. A second unique feature of the GT MAX is Option's patented retractable antenna that eliminates the need to remove the data card from the PC while in transit.
    - The GlobeSurfer /CON: a new breed of wireless device that delivers simple and fast wireless broadband connectivity for consumer or business applications whether at home or at work. With its DSL comparable data speed and zero-installation, the GlobeSurfer /CON connects through any Desktop or Laptop USB port. The GlobeSurfer /CON opens up the potential for Option's mobile network operator customers to enter the fixed-wireless market.
    - The GlobeSurfer HSDPA: the new member within Option's fixed-wireless product family aimed at delivering flexible wireless broadband connectivity to Small Offices, Home Office and Mobile Office environments. The GlobeSurfer HSDPA is the fastest broadband wireless router available today and enables the user to establish an instant hotspot with a speed of up to 1.8 Mbps over an HSDPA connection and share this connection with multiple users.
    - The GlobeTrotter FUSION + HSDPA: the world first HSDPA/UMTS/EDGE & Wi-Fi combo data card. Capable of connecting at speeds of up to 1.8 Mbps over HSDPA and up to 54 Mbps over Wi-Fi the GlobeTrotter FUSION+ HSDPA is the fastest and most complete wireless data card commercially available.

Fixed-Wireless devices

- Selection of GlobeSurfer /CON by Vodafone Germany. As the Vodafone Zuhause EasyBox, the ICON is spearheading Vodafone's entry into the emerging fixed wireless market in Germany.
- Selection of GlobeSurfer 3G by TMN, the mobile subsidiary of the Portugal Telecom Group.
- Demonstration of the GlobeSurfer HSDPA at CeBIT by O2.

Other customer announcements

- Selection of the GlobeTrotter 3G QUAD wireless data card by SmarTone-Vodafone Hong-Kong extending Option's long-standing relationship with Vodafone into a region the world's leading international operator group considers to be strategically important.
- Selection of the GlobeTrotter COMBO for integration into Casio's IT-3000 mobile data terminals that are being deployed within Deutsche Bahn, the German national railway.

Corporate announcements

- International experience and expertise on the Option Board was enhanced with the election of three new Directors at the Annual Meeting on March 31, 2006.

Commenting on the results, Mr. Jan Callewaert, Founder and Chief Executive Officer said:

"Revenues for the quarter of EUR 58.3 million and EBIT of EUR 8.1 million, representing an EBIT margin of 14%, were in line with our own management expectations. The gross margin of 38.5% showed an increase compared to the 38.1% gross margin in the previous quarter. With a net profit of EUR 7.6 million, growth of 102.4% compared to the first quarter of last year, we are on track to deliver further upon our commitments.

The GlobeTrotter 3G QUAD data card represented 43% of unit sales during the quarter, whilst the 3G HSDPA data card experienced strong take-up rising from 23.5% for the HSDPA-Ready solution in the last quarter of 2005 to 43% of unit sales during the first quarter of 2006. GlobeTrotter data cards incorporating WLAN technologies accounted for 13.6% of unit sales during the quarter which is in line with the previous quarter.

We anticipate 3G HSDPA data cards rising to above 55% of unit sales during the next quarter, to quickly become our next "best seller". The product comes in two flavors: one version in the standard extended form factor and the other with our unique GT MAX pop-in pop-out antenna design that permits the card to retract completely into the PC.

With HSDPA now a common feature of our expanding portfolio of non-PC data cards, we anticipate this new category of products to contribute around 10 % of unit sales in the next quarter.

We are awarded two new design wins for the HSDPA GTM351E Embedded Wireless Module, the first with a leading wireless device manufacturer and the second with a leading laptop OEM.

Through our focus on execution, our total portfolio continues to expand – in terms of new products, new customers and the countries we serve. We now serve more than 80 operator customers across Europe, the Middle East, Africa, Asia and North America. With commercial launches of higher-speed, next generation versions of several HSDPA products on target for the second half of this year, existing and prospective customers can plan the enhancements of their networks with confidence.

Following a research report published by ABI Research recently, it is with great pride that Option is able to announce it is the n°1 vendor of cellular data cards all technologies combined in 2005 and this with a worldwide market share of 32%. As the market is evolving rapidly to a much higher volume business-to-consumer environment, we will continue to set the benchmark.

To conclude we have sufficient visibility to reach EUR 82+ million for the second quarter therefore we keep the guidance of revenues of in the range of EUR 140 – 145 million for the first half 2006 with net positive earnings, the year revenues growth of 75%+ remaining unaffected."

Financial Review as per International Financial Reporting Standards (IFRSs)

INCOME STATEMENT

Revenues

Revenues for the first quarter 2006 amounted to EUR 58.3 million, compared with EUR 30.0 million (+94.5%) generated during the first quarter of 2005.

Gross Profit

Taking into account a cost of goods sold of EUR 35.9 million the gross profit reached EUR 22.4 million, compared to a gross profit of 14.9 EUR million in the first quarter of 2005.

Gross margin of 38.5% on the Q1 revenues, related only to equipment sales, showed a decrease compared with the 49.9% gross margin of Q1 2005.

Operating expenses

The quarterly operating expenses, including depreciation and amortization charges, were EUR 14.3 million, compared to EUR 9.4 million in the first quarter of 2005.

EBIT

EBIT for the first quarter was EUR 8.1 million, or 14.0% on Q1 revenues, compared to EUR 5.5 million, or 18.4% on the revenues of the first quarter of 2005, representing a growth of 47.6%.

Finance result

During the first quarter of 2006, Option obtained a positive financial result of EUR 426.5 thousand. The exchange rate gains on USD amounted to EUR 527.5 thousand and Option received EUR 205.2 thousand from risk free investments of the available cash.
A total of EUR 266.5 thousand financial discounts were given to customers for cash payments and the other financial costs of EUR 39.7 thousand were mainly related to leasing contracts.

Tax expense

Thanks to a change in the Belgian tax legislation Option NV benefited from a 'notional interest' tax deduction for the first time. Following the new law, allowing Belgian companies to reduce the taxable basis in relation to the total adjusted equity, the total group taxes dropped with EUR 600 thousand during the first quarter of 2006. Option could benefit from a similar reduction, depending on the equity at December 31st 2006, during the first quarter of 2007.

Net Profit

The net profit for the first quarter amounted to EUR 7.6 million or EUR 0.74 per basic share (or EUR 0.74 per diluted share). This compared to a net profit of EUR 3.7 million or EUR 0.37 per basic share (or EUR 0.36 per diluted share) during the first quarter of 2005, representing an increase of 104.2%.
As from April the 24th, 2006, the stock was split in four. Applying the transaction retroactively, earnings per share would have been the following: For the first quarter 2006 the earnings per basic share of EUR 0.18 (and EUR 0.18 per diluted share) compared to earnings per basic share of EUR 0.09 (and EUR 0.09 per diluted share) in the first quarter of 2005.

BALANCE SHEET

Cash increased from EUR 49.2 million at the end of 2005 to EUR 52.1 million at the end of the first quarter of 2006.

Trade receivables decreased from EUR 35.7 million at the end of 2005 to EUR 34.1 million at the first quarter of 2006.

During the first quarter of 2006, inventories increased from EUR 19.5 million to EUR 22.9 million. This increase is explained by the building of component stocks in order to secure future quarter's sales and finished goods ready for delivery for the first week of the second quarter. Nevertheless, with 15.5% of the total inventories, the level of finished goods at quarter-end remains low.

Fixed assets were EUR 21.0 million (net book value) as at march 31st 2006, an increase of EUR 1.6 million compared to the net book value of EUR 19.4 million at the end of the previous fiscal year. During the first three months of 2006 the Company invested mainly in additional licenses and commercial development projects. In the first quarter of 2006, the total investments in tangible assets amounted to EUR 345 thousand and the Company invested EUR 3.7 million in intangible assets.

Total current liabilities decreased from EUR 49.6 million at the end of 2005 to EUR 47.5 million. This decrease is mainly due to the reduction of the trade payables (-EUR 4.5 million).

The Company generated a deferred tax liability mainly as a result of the capitalization of the commercial development projects under IFRS. During the first quarter of 2006, this deferred tax liability increased with EUR 290 thousand, all related to capitalization of development projects.

On total assets of EUR 132.8 million, the equity amounted to EUR 83.9 million, which results in a solvency ratio of 63.2% at quarter-end.

The Company generated EUR 6.9 million cash from operating activities during the first quarter of 2006, compared to EUR 5.2 million generated in same period of 2005. Cash flow from operating activities increased mainly thanks to higher operating profit before changes in working capital. The evolution in the changes in working capital was reflected by the decrease of trade receivables and the decrease of trade payables. The evolution of inventories increased due to the building of component stocks in order to secure future quarter's sales and finished goods ready for delivery for the first week of the second quarter. The evolution in the cash flow from investing activities is explained by the additional investments in intangibles assets and commercial development projects.

- OPTION N.V. -

Unaudited consolidated income statement prepared in accordance with International Financial Reporting Standards (IFRSs)

For the 3 month period ended 31 March Thousands EUR (except per share figures)	2006	2005
Revenues	**58 318**	**29 977**
Cost of products sold	(35 875)	(15 028)
Gross profit	**22 443**	**14 949**
Gross margin/Revenues %	38.5 %	49.9 %
Research and development expenses	(4 237)	(4 221)
Sales, marketing and royalties expenses	(7 821)	(4 294)
General and administrative expenses	(2 241)	(919)
Total operating expenses	**(14 299)**	**(9 434)**
Profit from operations (EBIT)	**8 144**	**5 515**
EBIT/Revenues %	14.0 %	18.4 %
Depreciation and amortization	2 503	1 547
EBITDA	10 647	7 062
EBITDA/Revenues %	18.3 %	23.6 %
Exchange gain/(loss)	527	(583)
Interest income/(expense)	(101)	(26)
Finance result	**426**	**(609)**
Profit before taxes	**8 570**	**4 906**
Tax expense	(974)	(1 187)
Net profit	**7 596**	**3 719**
Weighted average number of ordinary shares	10 312 324	10 105 354
Diluted average number of ordinary shares	10 312 324	10 312 524
Earnings per share (in EUR)	0.74	0.37
Diluted earnings per share (in EUR)	0.74	0.36
EPS after the stock split of April 24th 2006 (applied retroactively)		
Weighted average number of ordinary shares	41 249 296	40 421 416
Diluted average number of ordinary shares	41 249 296	41 250 096
Earnings per share (in EUR)	0.18	0.09
Diluted earnings per share (in EUR)	0.18	0.09

- OPTION N.V. -

Unaudited consolidated balance sheet prepared in accordance with International Financial Reporting Standards (IFRSs)

As at Thousands EUR	31 March 2006	31 December 2005
ASSETS		
Current assets		
Cash and cash equivalents	52 052	49 288
Trade and other receivables	35 034	37 050
Income tax receivable	38	20
Inventories	22 876	19 495
	110 000	**105 853**
Non-current assets		
Property, plant and equipment	8 063	8 415
Intangible assets	12 903	11 031
Deferred tax assets	1 714	1 714
Other receivables	102	-
	22 782	**21 160**
Total assets	**132 782**	**127 013**
EQUITY AND LIABILITIES		
Current liabilities		
Income tax payable	3 001	2 320
Trade and other payables	44 354	47 020
Current portion of long-term debt	155	286
	47 510	**49 626**
Non-current liabilities		
Deferred tax liabilities	1 115	825
Non-current portion of long-term debt	222	222
	1 337	**1 047**
Equity		
Issued capital	6 116	6 116
Share premium	43 865	43 865
Reserves	357	357
Retained earnings	33 597	26 002
Shareholders' equity	**83 935**	**76 340**
Total equity and liabilities	**132 782**	**127 013**

- OPTION N.V. -

Unaudited consolidated cash flow statement prepared in accordance with International Financial Reporting Standards (IFRSs)

Thousands EUR For the period ended	31 March 2006	31 March 2005
OPERATING ACTIVITIES		
Net profit (A)	7 596	3 719
Depreciation and amortization	2 503	1 547
Unrealized foreign exchange losses/(gains)	(44)	-
(Reversal of)/write-offs non current and current assets	145	40
Equity-settled share-based payment expense	-	49
Tax expense	974	1 187
Total non cash adjustments (B)	**3 578**	**2 823**
Cash flow from operating activities before changes in working capital	**11 174**	**6 542**
Decrease/(increase) in trade and other receivables	1 777	(1 126)
Decrease/(increase) in inventories	(3 381)	(3 970)
Increase/(decrease) in trade and other payables	(2 667)	3 781
Total changes in working capital (C)	**(4 271)**	**(1 315)**
Cash generated from operations	**6 903**	**5 227**
Income tax (paid)/received (D)	14	13
CASH FLOW FROM OPERATING ACTIVITIES	**6 917**	**5 240**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(345)	(850)
Acquisition of intangible assets	(838)	(623)
Development expenditures	(2 839)	(247)
CASH FLOW FROM INVESTING ACTIVITIES (E)	**(4 022)**	**(1 720)**
FINANCING ACTIVITIES		
Payment of finance lease liabilities	(131)	(231)
CASH FLOW FROM FINANCING ACTIVITIES (F)	**(131)**	**(231)**
Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)+(E)+(F)	**2 764**	**3 289**
Cash and cash equivalents at beginning of period	49 288	31 612
Cash and cash equivalents at end of period	52 052	34 901
Difference	**2 764**	**3 289**

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, Founder & CEO
Frederic Convent, CFO
Kolonel Begaultlaan 45
B-3012 Leuven, Belgium
TEL: +32 16 317 411
FAX +32 16 317 490
E-mail: investor@option.com

About Option (**www.option.com**) - EURONEXT Brussels OPTI; OPNVY

Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

Exhibit C

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**

Option N.V.
Attn. Mr Frederic Convent
Kolonel Begaultlaan 45
3012 Leuven
Belgium
Fax: +32 16 317 490

- Banking, Finance and Insurance Commission
  Supervision of Financial Information and Markets
  For the attention of Mr. G. Delaere
  Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
  Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned: Option N.V.**

2. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Deutsche Bank AG.
registered office	Taunusanlage 12, 60325 Frankfurt am Main, Germany
phone number	00-49-69-910-38967
fax number	00-49-69-910-34625
name and capacity of the signatory of the declaration	Karl-Heinz Baumann, Compliance Dr. Wolfgang Vogt, Compliance

3. **Items covered by the declaration**

<u>Preliminary remarks</u>
Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by / for the account of[1] (cross out what is not appropriate)	Deutsche Bank AG Group, Frankfurt am Main, Germany*
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	21 April 2006
Sources relating to the denominator	Company-website: www.option.com Mr. Frederic Convent, Option N.V.

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	previous declaration / figures before stock split of 19 April 2006		Modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	38,673	0.38		118,812	0.29
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	270,700*	2.63		1,102,800*	2.67
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	309,373	3.00		1,221,612	2.96
<u>Mention</u> Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period					

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

(Type + waiting/exercise period) *Deutsche Bank AG can reclaim shares onlent to external borrowers within three working days if respective standard contracts do apply.

4. Description of the denominator

1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	**41,249,296**
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	**41,249,296**

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	Number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 27 April 2006 in Frankfurt am Main

Deutsche Bank AG

Karl-Heinz Baumann Dr. Wolfgang Vogt

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.